BAKER & MCKENZIE

東京青山・青木法律事務所

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel: +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2005 SEP 14
OFFICE OF INT... CORPORATE...

05011203

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

September 12, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

PROCESSED
SEP 14 2005
THOMSON FINANCIAL

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

- Notice of the Transfer of Business dated September 12, 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

9/14

September 9, 2005

Dear Sirs:

Name of Company: BELLUNA CO., LTD.
Code No. 9997 1st Section of the Tokyo Stock Exchange

Notice of the Transfer of Business

At the meeting of Board of Directors held on September 8, 2005, Belluna Co., Ltd. (below: Belluna) resolved to take place the transfer of the Internet Shopping Mall business (below: Happy Market business) to eMgrowth Co., Ltd. (below: eMgrowth), and entered into the agreement on September 9, 2005.

Description

1. Reason of Business transfer

Belluna has pursued Happy Market business (URL: http://www.hapima.com) as a developed business from mail order business since June 2000, aiming to provide the support on E-Commerce of tenants and our direct management shops. As reinforcement for this support, Belluna tied up with eMgrowth, planning, developing and operating mobile phone Internet sites and web-commerce, on August 11, 2005. This time, regarding the conference about the expansion of this business, the two companies concluded the business transfer as the best measure at the present moment, and will take place the transfer on October 1, 2005.

2. Substance of Business transfer

1) Subject:

Assets and liabilities on Happy Market business as of October 1, 2005, when the transfer will be taken place.

2) Performance of fiscal year March 31, 2005:

(Unit: million yen)

	Happy Market business (a)	Consolidated business (b)	Ratio (a/b)
Sales	84	115,099	0.07%

3) Transferred assets and liabilities as of September 30, 2005 (prospected):

(Unit: million yen)

Assets		Liabilities	
Component	Carrying amount	Component	Carrying amount
Current assets	6	Current liabilities	6
Fixed assets	38		
Total	44	Total	6

4) Transfer value and settlement (prospected):

a) Transfer value: 52 million yen

b) Settlement: By cash on October 1, 2005

3. Business Summary of eMgrowth (As of August 31, 2005)

1. Name	eMgrowth Co., Ltd.
2. URL	http://www.emgrowth.com
3. Businesses	Plannning, development and operating mobile phone Internet sites and web-commerce
4. Established date	December/ 03
5. Head Office	2-7-9 Hamamatsu-cho, Minato-ku, Tokyo
6. President	Hidenobu KOSAKI
7. Paid-in capital	247.75 million yen
8. Employees	70
9. Relation with Belluna	1) Capital: Belluna holds about 2% of stocks in eMgrowth. 2) Human resource: None 3) Transaction: Business tie up

4. Schedule

September 8, 2005	Resolving to conclude on Business transfer at the meeting of Board of Directors
September 9, 2005	Entering into the agreement on Business transfer
October 1, 2005	Transferring date (prospected)

5. Outlook

The influence will be minor on the consolidated business results of Belluna on this and next fiscal year.

- END -